

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

August 19, 2010

Mr. Frank A, Cassou, Esq.
Chief Legal Counsel and Secretary
NextWave Wireless, Inc.
12264 El Camino Real, Suite 305
San Diego, California 92130

> **Re:    NextWave Wireless, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 4, 2010**
> **File No. 001-33226**

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Summary Term Sheet, page 1

1. Please expand your disclosure to provide information related to the call option granted to DOCOMO.  For example, provide a summary of the conditions underlying the option, including an explanation of the technology milestone achieved by PacketVideo in November 2009, which triggered DOCOMO's right to exercise the option.

Background of the Sale, page 16

2. Each presentation, discussion or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A.  This requirement applies to both preliminary and final reports.  Please revise your disclosure to summarize the presentations provided by Moelis & Company and Houlihan Lokey Howard & Zukin.  Please provide the information required by Item 1015(b) of Regulation M-A regarding the following:

- The preliminary analysis and certain background valuation materials provided by Moelis to the Board of Directors on January 10, 2010;
- The presentation by Houlihan on May 19, 2010 to the Board of Directors regarding the estimated fair market value of the remaining shares of common stock of PacketVideo owned by NextWave Broadband;
- The presentation by Moelis on July 28, 2010 to the Board of Directors regarding the fairness of the consideration to be paid to the Company and NextWave Broadband in the sale.

3. Revise your disclosure to provide more insight into the June 4, 2010, decision by the Board of Directors to accept the estimated fair market value of PacketVideo as $111.6 million. Discuss the process and procedures considered by the Board of Directors for determining the fair market value of the remaining common stock of PacketVideo. In addition, describe the assistance provided by Moelis to the Board of Directors.

4. We note that on July 28, 2010, a revised draft of the stock purchase agreement was presented to the Board of Directors. Please revise your disclosure to discuss the specific revisions made to the agreement and considered by the Board of Directors.

Opinion of the Company's Financial Advisor, page 20

5. We note that Moelis relied on financial projections prepared by management of PacketVideo, NextWave Wireless and NextWave Broadband when preparing the fairness opinion. Please disclose in the proxy statement all material projections provided to Moelis as well as the bases for and the nature of the material assumptions underlying the projections.

6. Under the selected precedent M&A transactions analysis, disclose why Moelis determined the selected transactions were comparable.

7. Under the discounted cash flow analysis, please revise to disclose the free cash flows PacketVideo is expected to generate during fiscal years 2010 through 2012 based upon the financial forecasts provided to Moelis from management of PacketVideo and NextWave Wireless.

8. Please revise your disclosure on page 24 of the proxy statement to provide a quantitative description of the fees paid or to be paid to Moelis for acting as financial advisor to the Company in connection with the sale.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Marita A. Makinen, Esq.
Weil, Gotshal & Manges
Via Facsimile: (212) 310-8007